Delisting Determination, The Nasdaq Stock Market, LLC,
June 2, 2020, Akazoo S.A. The Nasdaq Stock Market, LLC
(the Exchange) has determined to remove from listing the ordinary shares and warrant of Akazoo S.A. (the Company), effective at the opening of the trading session on June
12, 2020. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing
Rules 5101 and 5250(c)(1).
The Company was notified of the Staff determination on May 15, 2020. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company ordinary shares and warrant became final on April 27, 2020.